Rod Miller
Partner
55 Hudson Yards  |  New York, NY 10001-2163
T: +1 (212) 530-5022
rdmiller@milbank.com  |  milbank.com

May 19, 2022

Confidential Treatment Requested by Tiga Acquisition Corp. III
Pursuant to 17 C.F.R. Section 200.83

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Tiga Acquisition Corp. III Registration Statement on Form S-1 (the “Registration Statement”) CIK No. 0001846468

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 submitted by Tiga Acquisition Corp. III (“Tiga III”) with the U.S. Securities and Exchange Commission (the “Commission”) on February 26, 2021, as amended and restated (File No. 333-253642).

Tiga III has determined to withdraw its Registration Statement and respectfully requests its immediate withdrawal, together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

Tiga III acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, Tiga III requests, in accordance with Rule 457(p) under the Securities Act of 1933, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Tiga III’s account to be offset against the filing fee for any future registration statement or registration statements.

Please contact the undersigned at (212) 530-5022 should you have any questions or require further information.

Very truly yours,

/s/Rod Miller
Rod Miller Milbank LLP

cc:	G. Raymond Zage, Chief Executive Officer, Tiga Acquisition Corp. II Diana Luo, Chief Financial Officer, Tiga Acquisition Corp. II